信和置業有限公司
Sino Land Company Limited

RECEIVED

2007 NOV 28 P 9:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref.: SLC-EI/FC-2007/CS-1426

13 November 2007

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286,
U.S.A.

Attn.: Ms. Kathy Jiang

Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549, U.S.A.

Attn.: Mr. Frank Zarb

SUPPL

Dear Sirs,

Sino Land Company Limited ("the Company")
Level One Sponsored ADR Program
- Rule 12g3-2(b)#82-1868

We are pleased to **enclose** for your attention a copy of Joint Announcement of the Company and Tsim Sha Tsui Properties Limited regarding the formation of a joint venture for development of land in Hong Kong dated 12 November 2007.

For your information, the above document is also accessible at our website "http://www.sino.com".

If you require any other information, please feel free to contact us.

07028288

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

Fanny Cheng
Deputy Company Secretary

Encl.

PROCESSED
NOV 30 2007
THOMSON FINANCIAL

c.c. The Bank of New York (Hong Kong)
Level 24, Three Pacific Place,
1 Queen's Road East,
Hong Kong.

Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen

H:\Maisy\FC\Announcement\Discloseable Transaction\12.11.2007_SL & TSTP_Aberdeen JV\Letter - ADR.doc

Tsim Sha Tsui Properties Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 247)

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 83)

FORMATION OF A JOINT VENTURE FOR DEVELOPMENT OF LAND IN HONG KONG

This announcement is jointly made by TST Properties and its subsidiary, Sino Land.

The directors of each of TST Properties and Sino Land are pleased to announce that on 12th November, 2007, Kenway Enterprises (an indirect wholly-owned subsidiary of Sino Land), Wealthy Vision (an indirect wholly-owned subsidiary of K. Wah), Nan Fung Development and Nan Fung Resources have entered into the Memorandum relating to the formation of the Joint Venture, through the subscription of shares in Homeast. Upon the subscription, Homeast shall be owned as to 35% by Kenway Enterprises, 35% by Wealthy Vision and 30% by Nan Fung Development and Nan Fung Resources in aggregate. The purpose of the Joint Venture is to own and develop the Land in Hong Kong into residential properties.

The Land Costs, being the present capital commitment of the JV Partners in respect of the Joint Venture, is HK$5,710 million and the portion attributable to Kenway Enterprises amounts to HK$1,998.5 million, representing its 35% interest in the Joint Venture. The Land Costs have been and will be funded by way of shareholders' loans from the JV Partners on a several, pro rata and pari passu basis. Whilst the amount of construction costs for the Project have not been determined on the date of this announcement and the commitment to fund such amount has not been materialised, it is currently estimated that the construction costs for the Project will amount to approximately HK$1,500 million.

This announcement is jointly made by TST Properties and its subsidiary, Sino Land.

THE MEMORANDUM AND JOINT VENTURE

1. The Memorandum

On 12th November, 2007, the JV Partners and Homeast have entered into the Memorandum in respect of the formation of the Joint Venture through the subscription of shares of Homeast.

a.	Date of the Memorandum	12th November, 2007
b.	Issued share capital of Homeast	prior to the date of the Memorandum, 350 shares were issued to and owned by Wealthy Vision. On 12th November, 2007, the other JV Partners subscribed shares at US$1.00 each in the following manner: 350 shares subscribed by Kenway Enterprises, 250 shares by Nan Fung Development and 50 shares by Nan Fung Resources.

c. Constitution of the board of directors of Homeast and Teamer : each has a total of eight directors, of which three shall be appointed by Kenway Enterprises, three shall be appointed by Wealthy Vision and two shall be appointed by Nan Fung Development.

The Memorandum sets out the material terms in respect of the formation of the Joint Venture. It is intended that a shareholders' agreement incorporating the material terms set out above and below will be entered into between the JV Partners. The Memorandum shall terminate once the JV Partners enter into such shareholders' agreement.

2. Principal Activity

Teamer has successfully bid for the Land at the auction of the Land on 15th October, 2007.

By way of the Memorandum, details of the arrangement in relation to the formation of the Joint Venture for the purpose of owning the Land and undertaking the Project have been agreed by the JV Partners, namely Kenway Enterprises (an indirect wholly-owned subsidiary of Sino Land), Wealthy Vision (an indirect wholly-owned subsidiary of K. Wah), Nan Fung Development and Nan Fung Resources.

3. Funding Requirements

The JV Partners have agreed to provide fundings in respect of the Land Costs of HK$5,710 million by way of loans to Teamer on a pro rata and several basis by reference to their respective interest in the Joint Venture, in accordance with the payment obligations of the Land Costs to the Government of Hong Kong. Kenway Enterprises' commitment to the Land Costs therefore amounts to HK$1,998.5 million. Kenway Enterprises has already provided shareholder's loan to Teamer in the sum of HK$8.75 million, which being its pro rata 35% contribution for deposit and part payment of the Land Costs. Pursuant to the Memorandum, Kenway Enterprises has agreed to pay (i) US$350 as subscription money for 350 shares in Homeast; and (ii) HK$1,989.75 million as shareholder's loan for its pro rata 35% portion of the balance of the Land Costs to enable Teamer to pay in full the Land Costs to the Government of Hong Kong on 12th November, 2007.

The funding for Kenway Enterprises' contributions to the Joint Venture will be generated by way of internal resources and bank borrowing.

Future fundings of the Joint Venture shall firstly be raised by way of external borrowings, if required by the lender banks, with guarantees or other supports to be provided by the JV Partners (or their respective holding companies) on a pro rata and several basis. If unanimously resolved by the board of directors of Homeast, the JV Partners shall provide further fundings for the purpose of the Project by way of shareholders' loans on a pro rata and several basis by reference to their respective interest in the Joint Venture.

Whilst the amount of construction costs for the Project have not been determined on the date of this announcement and the commitment to fund such amount has not been materialised, it is currently estimated that the construction costs for the Project will amount to approximately HK$1,500 million. TST Properties and Sino Land will monitor the amount of commitment of Kenway Enterprises in the Joint Venture in respect of the construction costs for the Project and comply with any requirements under the Listing Rules, where necessary.

4. Profit Sharing

It is expected that any profit derived from the Project will be ultimately shared by the JV Partners on a pro rata basis by reference to their respective interest in the Joint Venture.

REASONS FOR THE JOINT VENTURE

One of the main business areas of the Group is property development and investment in Hong Kong and the PRC. The establishment of the Joint Venture to undertake the Project is consistent with the core business strategies of the Group, will enhance the Group's land bank for luxurious residential development and is a continuation of the Group's principal activity with other business partners.

INFORMATION ON THE GROUP

TST Properties is the holding company of Sino Land. Both TST Properties and Sino Land are investment holding companies and their principal businesses include property development and investment in securities, financing, hotel and building management and services.

GENERAL

The principal businesses of K. Wah are investment holding, property investment and development.

The principal businesses of Nan Fung Development are property development and investment in Hong Kong. Nan Fung Resources is an investment holding company.

K. Wah, Nan Fung Development and Nan Fung Resources have previously entered into joint ventures with Sino Land for land development projects in Hong Kong.

Nan Fung Development is a company beneficially owned by Mr. Chen Din Hwa, who also beneficially owns 6.24% of the issued share capital of Sino Land as at 12th November, 2007 according to the register kept pursuant to the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong). Ms. Vivien Chen Wai Wai, who is the daughter of Mr. Chen Din Hwa, beneficially owns 100% of Nan Fung Resources.

Based on the above information provided by each of the other JV Partners and to the best of the knowledge, information and belief of the directors of each of TST Properties and Sino Land after having made all reasonable enquiries, each of the other JV Partners and their respective ultimate beneficial owners is an independent third party not connected with the directors, substantial shareholders and chief executives of TST Properties and Sino Land, and their respective subsidiaries and associates (as defined in the Listing Rules).

"Group"	TST Properties, Sino Land and their respective subsidiaries
"Homeast"	Homeast Limited, a company incorporated in the British Virgin Islands, whose issued share capital is owned as to 35% by Wealthy Vision, 35% by Kenway Enterprises and 30% by Nan Fung Development and Nan Fung Resources in aggregate
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Joint Venture"	Homeast and Teamer, for the purpose of owning the Land and undertaking the Project
"JV Partners"	the four joint venture partners of Homeast, being Kenway Enterprises, Wealthy Vision, Nan Fung Development and Nan Fung Resources
"K. Wah"	K. Wah International Holdings Limited, a company incorporated in Bermuda, whose shares are listed on the main board of the Stock Exchange
"Kenway Enterprises"	Kenway Enterprises Limited, a company incorporated in the British Virgin Islands, which is an indirect wholly-owned subsidiary of Sino Land
"Land"	the land registered in the Land Registry as Aberdeen Inland Lot No. 451 at Welfare Road, Aberdeen, Hong Kong with a site area of approximately 6,403 square meters and the total gross floor area for development on the Land shall not be less than 36,120 square meters for non-industrial (excluding godown, petrol filling station and hotel) purposes
"Land Costs"	the premium for the Land of HK$5,710 million
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange from time to time
"Memorandum"	a binding memorandum of agreement entered into between the JV Partners and Homeast on 12th November, 2007 in respect of details of the arrangement in relation to the formation of the Joint Venture by the JV Partners
"Nan Fung Development"	Nan Fung Development Limited, a company incorporated in Hong Kong
"Nan Fung Resources"	Nan Fung Resources Limited, a company incorporated in Hong Kong
"PRC"	the People's Republic of China

"Project" — the development of the Land, construction of properties on the Land and management, lease and/or sale of any properties which may be constructed on the Land by the Joint Venture

"Sino Land" — Sino Land Company Limited, a company incorporated in Hong Kong, a subsidiary of TST Properties and the shares of which are listed on the main board of the Stock Exchange

"Stock Exchange" — The Stock Exchange of Hong Kong Limited

"Teamer" — Teamer International Limited, a company incorporated in Hong Kong, which is a wholly-owned subsidiary of Homeast

"TST Properties" — Tsim Sha Tsui Properties Limited, a company incorporated in Hong Kong whose shares are listed on the main board of the Stock Exchange

"Wealthy Vision" — Wealthy Vision Limited, a company incorporated in Hong Kong, an indirect wholly-owned subsidiary of K. Wah

"HK$" — Hong Kong dollars, the lawful currency of Hong Kong

By Order of the Board of
Tsim Sha Tsui Properties Limited
Eric Ip Sai Kwong
Secretary

By Order of the Board of
Sino Land Company Limited
Eric Ip Sai Kwong
Secretary

Hong Kong, 12th November, 2007

As at the date of this announcement, the Executive Directors of TST Properties are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung and Mr. Daryl Ng Win Kong, the Non-executive Director is The Honourable Ronald Joseph Arculli and the Independent Non-executive Directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Mr. Steven Ong Kay Eng.

As at the date of this announcement, the Executive Directors of Sino Land are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Yu Wai Wai, Mr. Thomas Tang Wing Yung and Mr. Daryl Ng Win Kong, the Non-executive Director is The Honourable Ronald Joseph Arculli and the Independent Non-executive Directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Dr. Fu Yuning.

END